UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                         ASSISTED LIVING CONCEPTS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    04543L109
                                 (CUSIP Number)

                             -----------------------

                             David A. Persing, Esq.
                                885 Third Avenue
                                   34th Floor
                                    New York
                                 New York 10022
                            Tel. No.: (212) 888-5500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                November 30, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 04543L109                                                 Page 2 of 11
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Tempe Wick Investments L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      1,100,000
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        --
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,100,000

                                10        SHARED DISPOSITIVE POWER

                                          --

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,100,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 04543L109                                                 Page 3 of 11
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JWA Investments Corp.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      1,200,000
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        --
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,200,000

                                10        SHARED DISPOSITIVE POWER

                                          --

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,200,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D

CUSIP No. 04543L109                                                 Page 4 of 11
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John W. Adams

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                7         SOLE VOTING POWER

           NUMBER OF                      1,200,000
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        --
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,200,000

                                10        SHARED DISPOSITIVE POWER

                                          --

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,200,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%

14        TYPE OF REPORTING PERSON

          IN

Item 1.  Security and Issuer.

         This Schedule relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Assisted Living Concepts, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 11835 NE Glen Widing Drive, Building E, Portland Oregon 97220.

Item 2.  Identity and Background.

         The names and addresses of the persons filing this Schedule are as follows:

1. Tempe Wick Investments L.P. (the "Partnership"), a Delaware limited partnership, whose principal business and office address is c/o Smith Management LLC, 885 Third Avenue, 34th Floor, New York, New York 10022, and which was formed for the purpose of acquiring, owning and disposing of stock of various companies;

2. JWA Investments Corp. ("General Partner"), a Delaware corporation, whose principal business and office address is c/o John W. Adams, 885 Third Avenue, 34th Floor, New York, New York 10022, and which was formed for the purpose of being the general partner of various partnerships and is the general partner of (i) the Partnership and (ii) Jockey Hollow Investments L.P., a Delaware limited partnership, whose principal business and office address is c/o Smith Management LLC, 885 Third Avenue, 34th Floor, New York, New York 10022, and which was formed for the purpose of acquiring, owning, and disposing of stock of various companies ("Jockey Hollow"). John W. Adams is the sole director of General Partner. John W. Adams is the President and David A. Persing is the Secretary of General Partner. John W. Adams is the sole shareholder of General Partner and ultimately in control of this corporation; and

3. John W. Adams, a United States citizen, whose business address is 885 Third Avenue, 34th Floor, New York, New York 10022. John W. Adams is President of Smith Management LLC ("Smith Management"), a New York based private investment firm whose address is 885 Third Avenue, New York, New York 10022.

         The Partnership, General Partner and John W. Adams are collectively referred to as the "Reporting Parties."

         The following person is not a beneficial owner under this Schedule but is identified as an officer or director of the entities mentioned above:

David A. Persing, a United States citizen, whose business address is 885 Third Avenue, 34th Floor, New York, New York 10022. David A. Persing is Senior Vice President of Smith Management and Secretary of General Partner.

         None of the Reporting Parties or the individual mentioned above have, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Parties utilized no funds in the acquisition of the securities of the issuer triggering the filing of this Schedule 13D. The securities were acquired by the Partnership and by Jockey Hollow as capital contributions from limited partners of the Partnership and Jockey Hollow in exchange for interests in the Partnership and Jockey Hollow.

Item 4.  Purpose of Transaction

         The Reporting Parties and Jockey Hollow acquired the Common Stock for general investment purposes. The Reporting Parties and Jockey Hollow intend to review their equity interest in the issuer on a continuing basis. Depending on the Reporting Parties' evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock, availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), the Reporting Parties reserve the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by the Reporting Parties. The Reporting Parties currently have no intention, plan or proposal, though each Reporting Party reserves the right to subsequently devise or implement such plan or proposal, with respect to:

1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board.

5. Any material change in the present capitalization or dividend policy of the issuer;

6. Any other material change in the issuer's business or corporate structure;

7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

10.      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         To the best of the Reporting Parties' knowledge based on the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, the aggregate number of shares of Common Stock of the Company outstanding as of October 29, 1999 is 17,120,745 shares.

         The Partnership

         (a) The Partnership beneficially owns an aggregate of 1,100,000 shares of Common Stock, which represents 6.4% of the issued and outstanding shares of the Common Stock.

         (b) The Partnership, acting through its general partner, has sole power to vote or to direct the vote of 1,100,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,100,000 shares of Common Stock.

         (c) The shares of Common Stock were acquired by the Partnership as capital contributions from its limited partner in exchange for a partnership interest on November 30, 1999. 1/

--------
1/ Prior to the transfer of the Common Stock to the Partnership a limited partner of the Partnership beneficially owned an aggregate of 1,100,000 shares of Common Stock, which represented 6.4% of the issued and outstanding shares of the Common Stock. The shares of Common Stock purchased by the Partnership's limited partner during the past 60 days are as follows:

                                                           Purchase Price
              Date              Number of Shares            Per Share ($)
              ----              ----------------            -------------
            10/28/99                 250,000                     1.25
            11/4/99                  100,000                     1.30
            11/4/99                  150,000                     1.31

                                                                  (...continued)

         General Partner

         (a) General Partner beneficially owns an aggregate of 1,200,000 shares of Common Stock, which represents 7.0% of the issued and outstanding shares of the Common Stock. Such shares are owned by the Partnership and by Jockey Hollow of which General Partner is the general partner. The Partnership beneficially owns an aggregate of 1,100,000 shares of Common Stock, which represents 6.4% of the issued and outstanding shares of Common Stock. Jockey Hollow beneficially owns an aggregate of 100,000 shares of Common Stock, which represents 0.6% of the issued and outstanding shares of Common Stock. 2/

         (b) General Partner, as general partner of the Partnership and Jockey Hollow, has sole power to vote or to direct the vote of 1,200,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,200,000 shares of Common Stock.

         John W. Adams

         (a) John W. Adams beneficially owns an aggregate of 1,200,000 shares of Common Stock, which represents 7.0% of the issued and outstanding shares of the Common Stock. Such shares are owned by the Partnership and by Jockey Hollow.

--------
1/       (...continued)

            11/8/99                 100,000                      1.51
            11/10/99                 84,200                      1.52
            11/10/99                 15,800                      1.77
            11/12/99                100,000                      1.80
            11/18/99                100,000                      1.78
            11/24/99                100,000                      1.62
            11/26/99                 45,700                      1.81
            11/29/99                 54,300                      1.81

         All of such purchases were open market purchases.43

2/ Jockey Hollow acquired the 100,000 shares of common stock as a capital contribution from its limited partner in exchange for a partnership interest on November 30, 1999. The shares of Common Stock purchased by Jockey Hollow's limited partner during the past sixty days are as follows:

                                                           Purchase Price
              Date              Number of Shares            Per Share ($)
              ----              ----------------            -------------
            11/16/99                 74,300                     1.68
            11/17/99                 25,700                     1.72

         All of such purchases were open market purchases.

         (b) John W. Adams, as sole shareholder of General Partner, has sole power to vote or to direct the vote of 1,200,000 shares of Common Stock and sole power to dispose or to direct the disposition of 1,200,000 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any security of the Company.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1. Joint Filing Agreement of the Reporting Parties, dated November 30, 1999

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 1999

                             TEMPE WICK INVESTMENTS, L.P.

                             By: JWA Investments Corp., its
                                  general partner

                                 By: /s/ John W. Adams
                                     -----------------
                                     John W. Adams
                                     President

                             JWA INVESTMENTS CORP.

                             By: /s/ John W. Adams
                                 -----------------
                                 John W. Adams
                                 President


                             /s/ John W. Adams
                             -----------------
                             John W. Adams